May 11, 2009

Catherine T. Brown/Staff Attorney
United States Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	National Golf Emporium, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed April 28, 2009
File No. 333-156069

Dear Ms. Brown:

We represent National Golf Emporium Inc. (the “Company” or “National Golf”). We are in receipt of your letter dated May 7, 2009 regarding the above referenced filing and the following are our responses:

Item 11. Information about the Registrant, page 9

Marketing, page 11

1.
We reviewed your response to comment three in our letter dated April 23, 2009 and reissue this comment in part.  Your registration statement still states under this heading that you intend to “enhance [your] name recognition.”  Please revise this statement or tell us why it is not appropriate to do so.

Answer:	This section has been revised to remove this disclosure.

2.
We reviewed your response to comment four in our letter dated April 23, 2009.  In the bullet “Strategic Online Marketing Relationships” under this heading and elsewhere in your registration statement, you continue to disclose that you expect your website to be completed in 90 days.  In your April 28, 2009 response letter, you indicate that you expect your website to be operational within the contract period, which appears to be on or around May 13, 2009.  Since you expect your website to be operational in the next week, please revise the 90-day reference throughout your registration statement or tell us why it is not appropriate to do so.

Answer:	The reference to having the website completed within ninety (90) days has been removed since it is not longer applicable.

Management’s Discussion and Analysis of Financial Condition and…, page 14

General

3.
We reviewed your response to comment six in our letter dated April 23, 2009 and reissue this comment.  We note the table you added under this heading but were unable to locate any revisions discussing material changes between periods.  Please revise to discuss any material changes in your financial condition or results of operations from September 30, 2008 to the date of the most recent interim balance sheet provided.  Refer to Item 303(b) of Regulation S-K.

Answer:	Disclosure has been added under the table to discuss the material changes in the financial conditions through March 31, 2009.

Capital Liquidity and Resources, page 15

4.
You state here that the “table set forth below reflects [y]our cash flow on September 30, 2008.”  If you mean to state cash-on-hand, please revise, otherwise readers might get the impression that you have generated revenues during such period.  Please also revise the sentence that follows to state that after “the launching of [y]our marketing plan, [you] will be able to start earning revenues” (emphasis added), or something similar, so as to remove any impression that you have generated any revenues to date.

Answer:	This section has been revised to remove any impression that the Company has generated revenues to date.

Very truly yours,

ANSLOW & JACLIN, LLP

By: /s/ Gregg E. Jaclin
       GREGG E. JACLIN